May 13, 2011

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 02549

Attention: John Grzeskiewicz, Senior Counsel

Re:	Federated Funds
Registration Statements on Form N-14

Dear Mr. Grzeskiewicz:

On behalf of the registrants listed in the table below (the “Federated Funds”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) conveyed to us in phone conversations with Laura Hatch of the Staff on May 2, 2011 and with you on May 10, 2011, relating to the Federated Funds’ registration statements on Form N-14 (collectively, the “Registration Statement”), each of which was filed with the SEC under the Securities Act of 1933, as amended (the “Securities Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), on April 15, 2011.

Federated Fund	1940 Act File No.	Securities Act File No.	Accession Number
Money Market Obligations Trust	811-05950	333-173521	0001193125-11-099185
Federated Total Return Series, Inc.	811-07115	333-173522	0001193125-11-099200
Federated Investment Series Funds, Inc.	811-58429	333-173524	0001193125-11-099204
Federated Asset Allocation Fund	811-00001	333-173523	0001193125-11-099203
Federated Equity Funds	811-04017	333-173525	0001193125-11-099208

The Registration Statement relates to the proposed reorganization of the series portfolios of EquiTrust Series Fund, Inc. (the “EquiTrust Portfolios”) into various series of the Federated Funds.

In response to the comments that we received from the Staff, we hereby respectfully submit the following responses. We have, for the Staff’s convenience, summarized below the comments provided by the Staff, followed immediately by the Federated Funds’ response. Defined terms have the same meanings as used by the Federated Funds in the Registration Statement.

Division of Investment Management

Securities and Exchange Commission

May 13, 2011

Prospectus/Proxy Statement

Comment 1:

Please move the “Comparative Fee Tables” section to immediately precede the section entitled “Comparison of Investment Objectives, Policies and Risks.”

Response 1:

The requested changes have been made.

Comment 2:

Please disclose in a section toward the beginning of the Prospectus/Proxy Statement that shareholders of certain EquiTrust Funds will bear higher expenses as shareholders of the corresponding Federated Funds. Also, on p. 6, under “Reasons for the Proposed Reorganizations,” in the 5th bullet point, please delete the words “in all cases” and disclose that: (a) the front-end load is higher for Class A shares of Federated Total Return Bond and Federated Bond than for Class A shares of the corresponding EquiTrust Portfolios; and (b) EquiTrust Portfolio Class B shareholders will be required to pay a front-end load on Federated Fund Class A shares purchased after the closing of the reorganization.

Response 2:

The requested statement regarding comparative expenses has been added to the introduction to the “Comparative Fee Tables” section, which now begins on page 7 of the Prospectus/Proxy Statement. In addition, the requested changes to the “Reasons for the Proposed Reorganization” section have been made.

Comment 3:

On p. 6, under “Reasons for the Proposed Reorganizations,” please correct any references to the Federated Insurance Funds.

Response 3:

The requested changes have been made.

Comment 4:

On p. 10, in the “Comparison of Investment Objectives, Policies and Risks” for EquiTrust Strategic Yield Portfolio into Federated Bond Fund, as Strategic Yield Portfolio may invest a greater percentage of its assets in high yield securities (65% v. 35% for Federated Bond Fund), please disclose whether Strategic Yield Portfolio intends to dispose of any securities in connection with the reorganization.

Division of Investment Management

Securities and Exchange Commission

May 13, 2011

Response 4:

EquiTrust Strategic Yield Portfolio does not intend to dispose of any securities in connection with the reorganization. Although Strategic Yield Portfolio may invest up to 65% of its assets in high yield securities, we have been informed by that Portfolio’s management that the Portfolio currently holds approximately 24% of its assets in high yield securities, which we note is well within Federated Bond Fund’s limit of 35% of its assets in such securities. Moreover, since Strategic Yield Portfolio’s current assets amount to approximately $12 million while Federated Bond Fund’s assets amount to approximately $1.2 billion, the combination of the two funds’ portfolio holdings is unlikely to have a significant effect on the percentage of the combined fund’s assets invested in high yield securities.

Comment 5:

On p. 15, in the “Comparison of Investment Objectives, Policies and Risks” for EquiTrust Value Growth and Blue Chip Portfolios into Federated Capital Appreciation, it is stated that Value Growth Portfolio may invest in “capital securities.” Please disclose what is meant by the term “capital securities.”

Response 5:

We note that, as such term is used in the prospectus for the EquiTrust Portfolios, “capital securities” are issued by trusts or other special purpose entities created to invest in (or pool) junior subordinated debentures; such securities are treated as debt. Comparable disclosure has been added to all references to “capital securities” in the Prospectus/Proxy Statement.

Comment 6:

Beginning on p. 22, in all of the fee table footnotes regarding expense limitation arrangements, please explain how a “voluntary” waiver can be terminated only with Board approval.

Response 6:

The investment advisers of the Federated Funds (the “Federated Advisers”) believe that it is appropriate to use the word “voluntary” when describing the Funds’ expense limitation arrangements since the Boards of the Funds did not require the Federated Advisers or their affiliates to agree to such arrangements. As disclosed in the fee table footnotes, the Federated Advisers and their affiliates “voluntarily” agreed to impose expense limits for at least one year and to require Board approval of any termination or increase of such limits during the period.

We note that the Staff, in the past, has requested that the words “voluntary” and “voluntarily” be deleted from disclosure in the Federated Funds’ prospectuses regarding expense limitation arrangements. This comment was addressed most recently in a letter to Keith O’Connell of the Staff dated November 18, 2010 responding to comments from the Staff on a post-effective amendment to the registration statement of Federated Income Securities Trust on Form N-1A (File Nos. 33-03167, 811-4577). We note that the Staff made no follow-up comments to this response or took any further action with respect to the comment.

Division of Investment Management

Securities and Exchange Commission

May 13, 2011

Comment 7:

Beginning on p. 22, in all of the expense examples, the EquiTrust Portfolio Class B example for 10 years should reflect the conversion of Class B shares to Class A shares of the Portfolio after year 6.

Response 7:

The requested changes have been made.

Comment 8:

Beginning on p. 22, in all of the expense examples, include a separate line for EquiTrust Portfolio Class B shares, assuming no redemption at the end of the period.

Response 8:

The requested changes have been made.

Comment 9:

On p. 26, in the Class A pro forma expense examples for Federated Asset Allocation Fund, please revise the amounts to state that the costs would be $709, $1,042, $1,398 and $2,397 for the one-, three-, five- and ten-year periods, respectively.

Response 9:

We note that the Staff’s calculations appear to be based on Federated Asset Allocation Fund’s actual expense ratio of 1.65% rather than the Fund’s pro forma Class A expense ratio of 1.58%. Using a pro forma expense ratio of 1.58%, therefore, it has been determined that these costs would be $702, $1,021, $1,363 and $2,325 for the indicated time periods. The Prospectus/Proxy Statement has been revised accordingly.

Comment 10:

On p. 48, in “Advisory Fees, Service Fees, Shareholder Fees and Other Expenses,” disclose whether voluntary waivers by the Federated Advisers (which Federated Advisers can terminate) are in addition to the waivers described in the fee table footnotes.

Response 10:

We confirm that voluntary waivers by the Federated Advisers (which Federated Advisers can terminate) are in addition to the waivers described in the fee table footnotes. The Prospectus/Proxy Statement has been revised accordingly.

Division of Investment Management

Securities and Exchange Commission

May 13, 2011

Statement of Additional Information (the “SAI”)

Comment 1:

Beginning on p. 6, in the schedule of investments, please indicate which securities are expected to be sold in connection with the reorganization of EquiTrust Management Portfolio into Federated Asset Allocation Fund and include an appropriate footnote to that effect.

Response 1:

It is not anticipated that any securities will be sold in connection with this reorganization. Accordingly, the requested changes are not necessary.

Comment 2:

Please explain why the adjustment to the investment advisory fee in the statement of operations, on p. 32, is negative, given that Federated Asset Allocation’s advisory fee is higher than that of EquiTrust Managed Portfolio.

Response 2:

Upon review, it is estimated that the investment advisory fee for the combined fund will increase by approximately $26,750. Accordingly, the SAI has been revised to reflect this information.

*            *             *            *            *

The Staff has asked each Federated Fund to provide the following representations in its response to the Staff’s comments:

In connection with the Registration Statement, the Federated Fund acknowledges that:

1.	The Federated Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

2.	Should the SEC or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing;

3.	The action of the SEC or the Staff acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Federated Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings;

4.	The Federated Fund may not assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Division of Investment Management

Securities and Exchange Commission

May 13, 2011

Each Federated Fund intends to make the changes described in this letter in the definitive version of its Prospectus/Proxy Statement and SAI to be filed with the SEC pursuant to Rule 497(c) under the Securities Act.

We believe that the disclosure changes and supplemental responses discussed in this letter are fully responsive to the Staff’s comments, and, accordingly, resolve any issues raised by such comments.

If you have any questions concerning the foregoing, please call me at (617) 261-3240.

Sincerely,

/s/ George P. Attisano
George P. Attisano

Cc:	Edward C. (Ned) Bartley
Clair E. Pagnano
Kristi Rojohn